HAPPIOH INC

Financial Statements

for the

fiscal years ending December 31, 2021 and 2020

(Unaudited)

HAPPIOH, INC

TABLE OF CONTENTS

FINANCIAL STATEMENTS AS OF AND FOR THE

YEARS ENDED DECEMBER 31, 2020 and 2021:

HAPPIOH INC
BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND DECEMBER 31, 2020

ASSETS	2021	2020
Current Assets:		
Cash and cash equivalents	103,694.47	237,709.03
Prepaid Expenses	291.30	-
Accounts Receivable	444.00	444.00
Total Current Assets	104,429.77	238,153.03
Fixed Assets		
Computer Equipment	1,365.41	1,365.41
Accumulated Depreciation	(493.09)	(37.93)
Total Fixed Assets	872.32	1,327.48
TOTAL ASSETS	105,302.09	239,480.51
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current liabilities:		
Accounts payable	-	1,050.00
Total Current Liabilities	-	1,050.00
Long-Term Liabilities	-	-
Total Long-Term Liabilities	-	-
Shareholders' Equity:		
Common Stock	857,844.00	250,844.00
Retained earnings	(12,413.49)	3,064.28
Net Loss	(740,128.42)	(15,477.77)
Total Shareholders' Equity	105,302.09	238,430.51
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	105,302.09	239,480.51

The accompanying notes are an integral part of these financial statements.

HAPPIOH INC
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020

	2021	**2020**
Revenues	1,648.93	16,673.54
Cost of Goods Sold	(445.19)	(24.00)
Gross Profit (Loss)	1,203.74	16,649.54
Operating Expenses:		
Payroll & Related Expenses	235,838.38	-
Legal & Professional Fees	134,608.61	20,575.00
Advertising & Promotional Expenses	329,920.24	67.00
Travel Expenses	2,140.28	380.47
General and administrative	36,586.47	10,119.91
Total Operating Expenses	739,093.98	31,142.38
Operating Income (Loss)	(737,890.24)	(14,492.84)
Other Expenses		
Depreciation Expense	455.16	37.93
Tax	1,783.02	947.00
Total Other Expenses	2,238.18	984.93
Net Loss	(740,128.42)	(15,477.77)

The accompanying notes are an integral part of these financial statements.

HAPPIOH INC
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE TWO YEARS ENDED DECEMBER 31, 2021

	Common Stock (Shares)	Common Stock (Amount)	Stock Options	Additional Paid in Capital	Retained Earnings	Total
Balance as of January 1, 2020	-	834.00	-	-	3,064.28	3,898.28
						-
Contributions	-	857,010.00	-	-	-	857,010.00
Net Loss	-	-	-	-	(755,606.19)	(755,606.19)
Balance as of December 31, 2021	-	857,844.00	-		(752,541.91)	105,302.09

The accompanying notes are an integral part of these financial statements.

HAPPIOH INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020

	2021	2020
Operating Activities		
Net Income (Loss)	(740,128.42)	(15,477.77)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Prepaid Expense	(291.30)	-
Depreciation	455.16	37.93
Changes in operating assets and liabilities:		
Increase (Decrease) in Accounts Receivable	-	-
Increase (Decrease) in Inventory	-	-
Increase (Decrease) in Other Current Assets	-	-
Increase (Decrease) in Accounts Payable	(1,050.00)	1,050.00
Increase (Decrease) in Other current liabilities	-	-
Increase (Decrease) in Deferred Revenue	-	-
Net cash used in operating activities	(741,014.56)	(14,389.84)
Investing Activities		
Computer Equipment	-	(1,365.41)
Net change in cash from investing activities	-	(1,365.41)
Financing Activities		
Common Stock	607,000.00	250,010.00
Net change in cash from financing activities	607,000.00	250,010.00
Net change in cash and cash equivalents	(134,014.56)	234,254.75
Cash and cash equivalents at beginning of period	237,709.03	3,454.28
Cash and cash equivalents at end of period	103,694.47	237,709.03

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Description and purpose

Happioh, Inc. (the "Company" or "COMPANY"), is a corporation organized in November, 2019 under the laws of the State of Delaware. The Company operates as a provider of Personal Support software-as-a-service ("PSSaaS") for enterprise productivity. The Company is a platform-agnostic enterprise productivity solution, offered as, (SasS) designed to serve mainly larger companies with over 10,000 employees and globally distributed teams. The Company streamlines unproductive meetings into a source of real competitive advantage, enabling workers to connect, catch up at lightspeed, make better decisions, and remember and act on deadlines, and grow professionally.

The Company is located and headquartered in Palo Alto, California.

Risks and Uncertainties

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

The Company has incurred net losses, and utilized cash in operations since inception, has an accumulated deficit as of December 31, 2021, of $752,541.91. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations.

The Company's financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).

Fiscal year

The Company operates on a 52-week fiscal year ending on December 31.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. For the fiscal years ended December 31, 2021 and December 31, 2020, the Company's cash positions include its operating bank account.

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Accordingly, actual results could differ from those estimates.

Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

Accounts Receivables

Accounts receivables are stated at net realizable value.

3. **AUTHORIZED STOCK**

As of December 31, 2021, the Company is authorized to issue a total 15,577,000 shares, consisting of 13,000,000 shares of Common Stock of $0.0001 par value per share, and 2,557,000 shares of Preferred Stock, of $0.0001 par value per share.

4. **RELATED PARTY TRANSACTIONS**

There were no reportable related party transactions during the reporting period.

5. **SUBSEQUENT EVENTS**

The Company has evaluated events and transactions subsequent to the reporting period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

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